CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
August 13, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .)

Pharmaxis Ltd
ABN 75 082 811 630
ASX Preliminary final report — 30 June 2008
Lodged with the ASX under Listing Rule 4.3A
This report is to be read in conjunction with the annual report dated 9th August 2007 and any public announcements made by during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

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Pharmaxis Ltd
ABN 75 082 811 630
Reporting period: Year ended 30th June 2008
(Previous corresponding period: Year ended 30th June 2007)
Results for announcement to the market

				A$’000

Revenue from ordinary activities	Up	24%	to	9,505

Profit / (Loss) from ordinary activities after tax	Down	15%	to	(20,440)

Net profit / (loss) for the year attributable to members	Down	15%	to	(20,440)
Dividends
It is not proposed to pay a dividend
Other Appendix 4E information

	30 June 2008	30 June 2007

Net tangible assets per ordinary share	$0.61	$0.42

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Commentary on results for the period (Appendix 4E item 14)
Overview
Bronchitol
We are developing Bronchitol for the management of chronic obstructive lung diseases including cystic fibrosis, bronchiectasis and other acute and chronic pulmonary conditions. Bronchitol is a proprietary formulation of mannitol administered as a dry powder in a convenient hand-held inhaler. It is designed to hydrate the lungs, restore normal lung clearance mechanisms, and help patients clear mucus more effectively.
Major milestones achieved during the year include:
•	Our Phase III clinical trial of Bronchitol in CF being conducted in Europe and Australia reached its initial recruitment target of 250 subjects. We expect all subjects to complete the efficacy arm of the trial and data to be available during quarter one of 2009

•	We concluded the Special Protocol Assessment process with the U.S. FDA in relation to a Phase III clinical trial with Bronchitol in adults and children with cystic fibrosis. This trial is to be conducted in North America, Latin America and Europe

•	A three month clinical trial of Bronchitol in children with cystic fibrosis returned positive results

•	Our Phase II CF dosing study completed

•	We released positive headline clinical data on a 362 subject, 22 site international Phase III clinical trial of Bronchitol in bronchiectasis and subsequently the closure of the long term safety study extension arm of the study

•	We reached agreement with the Australian TGA for us to file a marketing application for Bronchitol for bronchiectasis

•	We concluded the Special Protocol Assessment process with the U.S. FDA, in relation to a twelve month Phase III clinical trial with Bronchitol in subjects with bronchiectasis. This trial protocol was also reviewed by the European Medicines Authority (EMEA). This trial is to be conducted in the U.S. and Europe

•	The Chinese FDA accepted for review our Bronchitol clinical trial application

•	We established a global compassionate use program for Bronchitol
Aridol
Aridol is our first product. It is a simple-to-use airways inflammation test administered as a dry powder in a hand-held inhaler. Doctors can use the results of this test to identify airway hyper-responsiveness – a hallmark of asthma.
Major milestones achieved during the year include:
•	We commenced a major Aridol U.S. asthma management study in collaboration with the U.S. Asthma Clinical Research Network

•	Marketing authorizations for Aridol were issued by Germany, the United Kingdom, the Netherlands, Denmark, Greece, Finland, Ireland, Norway and Portugal

•	We received marketing approval for Aridol in Korea, our first Asian approval
Other milestones
•	Construction commenced on a new 7,000 square metre manufacturing and research facility at Frenchs Forest, NSW, Australia which is scheduled for completion in the first half of 2009

•	The preclinical studies with PXS25 were completed and it was shown to have an appropriate safety window to allow administration to human volunteers.

•	PXS4159 was identified as a preclinical development candidate and entered formal preclinical development studies

•	We opened a U.S. office in Exton, PA to strengthen our expanding U.S. clinical and regulatory program, and prepare for the commercialization of both Aridol and Bronchitol in the U.S.

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•	Senior Australian pharmaceutical executive Mr. Will Delaat joined our Board of Directors

•	We completed an Australian share placement and share purchase plan in which we issued 15.8 million shares and raised A$59.2 million net of issue expenses.
Results of Operations
Sales and Gross Profit. Sales were A$0.5 million in 2008 compared to A$0.2 million in 2006. Our first product Aridol was launched in Australia in June 2006 and following successful completion of the E.U. mutual recognition procedure in June 2007 we have during 2008 received marketing authorizations in Germany, the United Kingdom, the Netherlands, Denmark, Greece, Finland, Ireland, Norway and Portugal. Approximately 41 percent of sales for 2008 were in Australia, 26 percent in Europe and the remaining 33 percent of sales were to pharmaceutical companies for use in clinical trials. Gross profit was approximately 75 percent of sales in both 2008 and 2007.
Other revenue – interest. Interest and other income increased from A$5.3 million in 2007 to A$7.4 million in 2008. The increase in interest income is mainly attributable to the greater level of funds invested during 2008. We started 2008 with $76 million of cash and bank accepted bills of exchange to which was added approximately $60 million in October and November 2007 from a share placement on the ASX and a share purchase plan. By contrast we started 2007 with $98 million of cash and bank accepted bills of exchange. Interest rates on bank accepted bills has also increased during 2008.
Other income. The predominant component of other income in both 2008 and 2007 is grant revenue. Grant revenue in 2008 includes A$1.3 million claimed under an Australian Government Pharmaceuticals Partnerships Program grant (“P3 Grant”) awarded to us in June 2004, and an Export Market Development Grant of A$0.08 million. Grant revenue in 2007 includes A$2.0 million claimed under the P3 Grant and an Export Market Development Grant of A$0.2 million. Our claims under the P3 Grant are calculated at 30% of the increase of eligible R&D expenditure over a base amount (derived from average prior year expenditures). The P3 Grant has now concluded and no further amounts are claimable. In 2008 other income also includes amounts paid to us under a contract with a pharmaceutical company for services performed by our Australian sales force promoting a product of the pharmaceutical company to respiratory specialists.
Research and Development Expenses. Research and development expenses were $20.0 million in 2008 compared to $23.8 million in 2007.
1.	Our drug discovery group is based in leased laboratories in Sydney and also, until its closure during 2007, the John Curtin School of Medical Research within the Australian National University. Our drug discovery group accounted for approximately 11 percent of our total research and development expenditure in the current year and increased by approximately 45 percent or A$0.7 million compared to 2007. This group is focused on immune disorders and respiratory drug discovery. The increased level of expenditure reflects increased staffing during both 2008 and 2007 and increased levels of research activity associated with our SSAO/VAP-1 program.

2.	Our preclinical development group accounted for approximately 3 percent of our total research and development expenditure in the current year and decreased by approximately 73 percent or A$1.7 million compared to 2007. In 2007, approximately 90 percent of expenditure related to the outsourced Aridol and Bronchitol long term safety/toxicology studies. These were substantially completed in 2007. In 2008, the predominant expenditure was in relation to preclinical development of lead compounds in the immune disorder area (PXS25 and its pro-drug PXS64).

3.	Our clinical group located at our Frenchs Forest facility accounted for approximately 55 percent of our total research and development expenditure in 2008 and decreased by approximately 19 percent or A$2.6 million compared to 2007. The clinical group designs and monitors the clinical trials run by us. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. This significant decrease in

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expenditure reflects the number and size of clinical trials in the active dosing stage during 2008.

4.	Our TGA registered manufacturing facility at Frenchs Forest is predominantly focused on producing material for clinical trials and developing enhanced manufacturing products and processes. Manufacturing expenses for the current year have therefore mainly been classified as a research and development expenditure. Costs associated with the Aridol product sold are classified as cost of sales. Manufacturing accounted for approximately 30 percent of our total research and development expenditure in 2008 and decreased by approximately 3 percent or A$0.2 million compared to 2007.
Commercial expenses. Commercial expenses were A$4.6 million in 2008 compared to A$3.2 in 2007. Over half of this increased expenditure relates to higher (non cash) costs in relation to employee share options. Other increased expenditures include the launch of Aridol in Europe and the opening of an office in the U.S..
General and Administrative Expenses. General and administrative expenses were A$5.2 million in 2008 and A$4.7 million in 2007, an increase of 12 percent. Approximately half of this increased expenditure relates to higher (non cash) costs in relation to employee share options.
Income Tax Expense. Income tax expense was A$0.03 million in 2008 and A$0.02 million in 2007. The expense relates to income generated by our UK and US subsidiaries which are currently reimbursed for their expenditures on a cost plus basis upon which tax is payable.
Loss. Our loss decreased from A$24.2 million in 2007 to A$20.4 million in 2008. The significant increase in operating expenses discussed above was only partly offset by the increase in interest and other income.
Basic and diluted net loss per share. Basic and diluted net loss per share decreased from A$0.136 in 2007 to A$0.108 in 2008 predominantly because of the increase in research and development expenses in 2007, but also as a result of the share placement and share purchase plan in October and November 2007 in which we issued 15.8 million shares.

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Status of audit (Appendix 4E items 15 to 17)
This preliminary final report is based on accounts which have been audited. The audit report, which was unqualified, will be made available when the Company lodges its Statutory Annual Report.

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Attachment 1
Pharmaxis Ltd
Annual financial report — 30 June 2008
This financial report covers both Pharmaxis Ltd as an individual entity and the consolidated entity consisting of Pharmaxis Ltd and its subsidiaries. The financial report is presented in the Australian currency.
Pharmaxis Ltd is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Pharmaxis Ltd
Unit 2, 10 Rodborough Road
Frenchs Forest, Australia 2086.
A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities in the directors’ report which is not part of this financial report.
The financial report was authorised for issue by the directors on 12th August 2008. The company has the power to amend and reissue the financial report.
Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the company. Press releases, financial reports and other information are available at our website: www.pharmaxis.com.au.

Pharmaxis Ltd
Income statements
For the year ended 30 June 2008

		Consolidated			Parent entity
	Notes	2008	2007	2006	2008	2007
		$’000	$’000	$’000	$’000	$’000

Revenue from continuing operations

Revenue from sale of goods	2	527	205	8	531	205
Cost of sales		(129)	(49)	(2)	(130)	(49)

Gross profit		398	156	6	401	156

Other revenue	2	7,402	5,278	4,282	7,398	5,278
Other income	3	1,576	2,152	1,299	1,576	2,152

Other expenses from ordinary activities	4
Research & development expenses		(19,996)	(23,840)	(16,978)	(20,056)	(23,865)
Commercial expenses		(4,557)	(3,240)	(1,946)	(4,644)	(3,303)
Administration expenses		(5,231)	(4,666)	(4,391)	(5,231)	(4,672)

Loss before income tax		(20,408)	(24,160)	(17,728)	(20,556)	(24,254)
Income tax expense	5	(32)	(19)	(5)	—	—

Loss for the year		(20,440)	(24,179)	(17,733)	(20,556)	(24,254)

Earnings per share:		Cents	Cents	Cents	Cents	Cents
Basic earnings / (loss) per share	27	(10.8)	(13.6)	(11.1)	(10.9)	(13.7)
Diluted earnings / (loss) per share	27	(10.8)	(13.6)	(11.1)	(10.9)	(13.7)
The above income statements should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Balance sheets
As at 30 June 2008

			Consolidated		Parent entity
	Notes		2008	2007	2008	2007
			$’000	$’000	$’000	$’000

ASSETS
Current assets
Cash and cash equivalents	6		111,842	76,182	111,650	76,095
Trade and other receivables	7		6,651	1,026	6,617	1,020
Inventories	8		96	79	94	79

Total current assets			118,589	77,287	118,361	77,194

Non-current assets
Receivables	9		1,526	601	1,521	594
Other financial assets	10		39	—	39	—
Plant and equipment	11		3,668	3,521	3,611	3,504
Intangible assets	12		1,227	1,239	1,227	1,239

Total non-current assets			6,460	5,361	6,398	5,337

Total assets			125,049	82,648	124,759	82,531

LIABILITIES
Current liabilities
Trade and other payables	13		5,709	5,944	5,656	5,945
Other liabilities	14		—	6	—	6
Current tax liabilities			31	24	—	—

Total current liabilities			5,740	5,974	5,656	5,951

Non-current liabilities
Provisions	15		188	115	188	115

Total non-current liabilities			188	115	188	115

Total liabilities			5,928	6,089	5,844	6,066

Net assets			119,121	76,559	118,915	76,465

EQUITY
Contributed equity	16		194,680	135,108	194,680	135,108
Reserves	17	(a)	7,439	4,009	7,443	4,009
Accumulated losses	17	(b)	(82,998)	(62,558)	(83,208)	(62,652)

Total equity			119,121	76,559	118,915	76,465

The above balance sheets should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Statements of changes in equity
For the year ended 30 June 2008

			Consolidated			Parent entity
	Notes		2008	2007	2006	2008	2007
			$’000	$’000	$’000	$’000	$’000

Total equity at the beginning of the financial year			76,559	98,888	35,467	76,465	98,868

Exchange differences on translation of foreign operations	17	(a)	(4)	(1)	1	—	—

Net income recognised directly in equity			(4)	(1)	1	—	—
Loss for the year			(20,440)	(24,179)	(17,733)	(20,556)	(24,254)

Total recognised income and expense for the year			(20,444)	(24,180)	(17,732)	(20,556)	(24,254)

Contributions of equity, net of transaction costs	16	(a)	59,572	363	80,029	59,572	363

Employee share options	17	(a)	3,434	1,488	1,124	3,434	1,488

Total equity at the end of the financial year			119,121	76,559	98,888	118,915	76,465

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Cash flow statements
For the year ended 30 June 2008

		Consolidated			Parent entity
	Notes	2008	2007	2006	2008	2007
		$’000	$’000	$’000	$’000	$’000

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		601	191	1	617	191
Payments to suppliers and employees (inclusive of goods and services tax)		(28,299)	(28,458)	(18,960)	(28,511)	(28,559)

		(27,698)	(28,267)	(18,959)	(27,894)	(28,368)
Research grant receipts from government		1,542	2,292	902	1,542	2,292
Interest received		7,348	5,278	4,282	7,344	5,278
Income tax paid		(42)	—	—	—	—

Net cash outflow from operating activities	26	(18,850)	(20,697)	(13,775)	(19,008)	(20,798)

Cash flows from investing activities
Payments for plant and equipment		(1,012)	(1,182)	(1,572)	(962)	(1,133)
Instalment payments to acquire plant and equipment		(2,396)	—	—	(2,396)	—
Payment of security deposits to acquire plant and equipment		(1,498)	—	—	(1,498)	—
Proceeds from disposal of plant and equipment		1	52	—	1	33
Payments for intangible assets		(154)	(192)	(232)	(154)	(192)

Net cash outflow from investing activities		(5,059)	(1,322)	(1,804)	(5,009)	(1,292)

Cash flows from financing activities
Proceeds from issues of shares		62,093	363	87,080	62,093	363
Share issue transaction costs		(2,521)	—	(7,051)	(2,521)	—

Net cash inflow from financing activities		59,572	363	80,029	59,572	363

Net increase / (decrease) in cash and cash equivalents		35,663	(21,656)	64,450	35,555	(21,727)
Cash and cash equivalents at the beginning of the financial year		76,182	97,840	33,390 33,390	76,095	97,822
Effects of exchange rate changes on cash and cash equivalents		(3)	(2)	—	—	—

Cash and cash equivalents at the end of the financial year	6	111,842	76,182	97,840	111,650	76,095

The above cash flow statements should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
Contents of the notes to the financial statements

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
1.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Pharmaxis Ltd as an individual entity and the consolidated entity consisting of Pharmaxis Ltd and its subsidiaries.
(a) Basis of preparation
This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.
Compliance with IFRSs
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).
Historical cost convention
These financial statements have been prepared under the historical cost convention.
Critical accounting estimates
The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Management believe that any estimation uncertainty would not have a significant risk of causing a material adjustment to the carrying values of assets and liabilities and no judgements were made that could have significant effects on the amounts recognised in the financial report.
Comparatives
When classification of items in the financial report is amended, comparative amounts have been reclassified to enhance comparability.
(b) Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Pharmaxis Ltd (''company’’ or ''parent entity’’) as at 30 June 2008 and the results of all subsidiaries for the year then ended. Pharmaxis Ltd and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.
Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the individual financial statements of Pharmaxis Ltd.
(c) Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.
(d) Foreign currency translation
(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Pharmaxis Ltd’s functional and presentation currency.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
1.	Summary of significant accounting policies (continued)
(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(iii)	Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.
(e) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and trade allowances. Revenue is recognised for the major business activities as follows:
(i)	Sale of goods

Sales revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of goods is recorded when goods have been dispatched and risk and rewards passed to the customer.

(ii)	Interest income

Interest income is recognised on a time proportion basis using the effective interest method, see note 1(j).
(f) Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. When the company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the company recognises the income only when the relevant expenditure has been incurred.
Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected lives of the related assets.
(g) Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
1.	Summary of significant accounting policies (continued)
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.
(h) Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases (note 21). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
(i) Impairment of assets
Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.
(j) Cash and cash equivalents
For purposes of the statement of cash flows, cash includes cash on hand, deposits at call and bank accepted commercial bills, which are subject to an insignificant risk of changes in value.
Bank accepted commercial bills are short-term deposits held with banks with maturities of three months or less, which are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.
(k) Trade receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Trade receivables are due for settlement between 30 – 60 days from date of invoice.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.
The amount of the impairment loss is recognised in the income statement within administration expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against administration expenses in the income statement.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
1.	Summary of significant accounting policies (continued)
(l) Inventories
Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
(m) Plant and equipment
Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Plant and equipment	5 – 10 years
Computer equipment	4 years
Leasehold improvements	1.5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(i)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.
(n) Intangible assets

(i)	Patents

Patents have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the patents over their estimated useful lives, which vary from 12 to 20 years.

(ii)	Trademarks

Trademarks have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the trademarks over their estimated useful lives, which are assessed as 20 years.

(iii)	Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technical feasibility and its costs can be measured reliably. Other development expenditures that do not meet these criteria are recognised as an expense as incurred.

(iv)	Software

Software licenses are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the software over their estimated useful lives, which vary from 3 to 5 years.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
1.	Summary of significant accounting policies (continued)
(o) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition and receipt of a valid invoice.
(p) Employee benefits
(i)	Wages and salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii)	Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii)	Retirement benefit obligations

Contributions to defined contribution funds are recognised as an expense as they become payable.

(iv)	Share-based payments

Share-based compensation benefits are provided to employees via the Pharmaxis Employee Option Plan. Information relating to these schemes is set out in note 29. The fair value of options granted under the option plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underling share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, performance targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

(v)	Bonus plans

The Group recognises a liability and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.

(vi)	Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
(q) Contributed equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options (net of recognised tax benefits) are shown in equity as a deduction from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
1.	Summary of significant accounting policies (continued)
(r) Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing net result after income tax attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. At present, the potential ordinary shares are anti-dilutive, and have therefore not been included in the dilutive earnings per share calculations.
(s) Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
(t) Rounding of amounts
The Company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the ''rounding off’’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.
(u) New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for the year ended 30 June 2008 reporting period. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.
(i)	AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8

AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a “management approach” to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments.

The Group has not yet decided when to adopt AASB 8. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, it is not expected to affect any of the amounts recognised in the financial statements.

(ii)	Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101

A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group intends to apply the revised standard from 1 July 2009.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
1.	Summary of significant accounting policies (continued)
(iii)	AASB 2008-1 Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations

AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009, but it is not expected to affect the accounting for the Group’s share-based payments.

(iv)	Amendments to IFRS 1 and IAS 27 Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

In May 2008, the IASB made amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. Amendments to the corresponding Australian Accounting Standards are expected to be issued shortly. The Group will apply the revised rules from 1 July 2008. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary’s fair value.

(v)	Improvements to IFRSs

In May 2008, the IASB issued a number of improvements to existing International Financial Reporting Standards. The amendments will generally apply to financial reporting periods commencing on or after 1 January 2009, except for some changes to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations regarding the sale of the controlling interest in a subsidiary which will apply from 1 July 2009. We expect the AASB to make the same changes to Australian Accounting Standards shortly. The Group does not expect that any adjustments will be necessary as the result of applying the revised rules.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
2.	Revenue

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

Sales revenue
Sale of goods	527	205	8	531	205

Other revenue
Interest	7,402	5,278	4,282	7,398	5,278

3.	Other income

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

Government grants	1,358	2,152	1,299	1,358	2,152
Other	218	—	—	218	—

	1,576	2,152	1,299	1,576	2,152

Government grants comprised the following:
i.	R&D START program grants of $5,584 (2007: $47,862, 2006: $444,313).

ii.	Australian Government’s Pharmaceuticals Partnerships Program (“P3”) grants of $1,263,018 (2007: $1,954,592, 2006: $848,476).

iii.	Export Market Development grants of $89,533 (2007: $150,000, 2006: $6,135 NSW DSRD).
Refer to Note 20 for information on the nature and extent of grants recognised and associated conditions.
4.	Expenses

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000
Loss before income tax includes the following specific expenses:
Depreciation (note 11)
Plant and equipment	610	631	592	608	629
Computer equipment	149	109	77	141	108
Leasehold improvements	99	51	26	99	51

Total depreciation	858	791	695	848	788
Impairment of plant & equipment	—	—	109	—	—
Amortisation (note 12)
Patents	95	92	91	95	92
Trademarks	3	3	—	3	3
Software	68	53	6	68	53

Total amortisation	166	148	97	166	148
Impairment of intangible assets	—	—	46	—	—
Net loss on disposal of plant and equipment	6	24	40	6	14
Rental expense relating to operating leases	638	459	371	537	426
Net foreign exchange losses	96	47	5	98	49
Employee benefits expense
Defined contribution superannuation	594	454	337	534	423
Other employee benefits expenses	12,592	9,007	5,498	11,304	8,400

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
5.	Income tax expense

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

(a) Numerical reconciliation of income tax expense to prima facie tax payable

Loss before income tax expense	(20,408)	(24,160)	(17,728)	(20,556)	(24,254)

Tax at the Australian tax rate of 30% (2007 — 30%)	(6,122)	(7,248)	(5,320)	(6,167)	(7,276)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Share-based payments	1,030	446	337	1,030	446
Government research tax incentives	(988)	(1,900)	(1,556)	(988)	(1,900)
Sundry items	6	8	(9)	6	8

	(6,074)	(8,694)	(6,548)	(6,119)	(8,722)
Over/(under) provision in prior years	18	(251)	(370)	18	(251)
Difference in overseas tax rates	(15)	(9)	—	—	—

Total	(6,071)	(8,954)	(6,918)	(6,101)	(8,973)
Deferred tax benefits not recognised	6,103	8,973	6,923	6,101	8,973

Income tax expense	32	19	5	—	—

This represents current income tax expense

(b) Deferred tax balances
Deferred tax asset comprises temporary differences attributable to the following:
Interest and Grant receivables	(363)	(231)	—	(363)	(231)
Employee benefits	303	156	105	260	150
Share capital raising costs	1,580	1,637	2,313	1,580	1,637
Other	17	2	16	17	2

	1,537	1,564	2,434	1,494	1,558
Deferred tax assets attributable to temporary differences which are not recognised	(1,537)	(1,564)	(2,434)	(1,494)	(1,558)

	—	—	—	—	—

(c) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	102,290	79,219	47,880	102,290	79,219

Potential tax benefit @ 30%	30,687	23,766	14,364	30,687	23,766

All unused tax losses were incurred by the parent entity.
6.	Current assets – Cash and cash equivalents

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Cash at bank and in hand	569	693	377	606
Deposits at call	1,533	1,994	1,533	1,994
Bank accepted commercial bills	109,740	73,495	109,740	73,495

	111,842	76,182	111,650	76,095

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
6.	Current assets – Cash and cash equivalents (continued)
(a)	Interest rate risk exposure

The Group’s and the parent entity’s exposure to interest rate risk is discussed in note 28. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of cash and cash equivalents above.
7.	Current assets – Trade and other receivables

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Trade receivables	222	34	210	34
Provision for impairment of receivables	—	—	—	—

	222	34	210	34
Government research grants receivable	350	407	350	407
Prepayments (note (b))	4,241	386	4,241	386
Other receivables (note (c))	1,544	—	1,544	—
Interest receivable	54	—	54	—
Tax related receivables	240	199	218	193

	6,651	1,026	6,617	1,020

(a)	Past due but not impaired

As of 30 June 2008, trade receivables of $144,244 (2007: $17,904) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Up to 1 month	24	10	24	10
1 to 2 months	97	—	97	—
Over 2 months	23	8	22	8

	144	18	143	18

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due. The group does not hold any collateral in relation to these receivables.

(b)	Prepayments

Prepayments primarily relate to advance payments for capital items.

(c)	Other receivables

Other receivables primarily represent cash held at bank to cover a letter of credit facility for the acquisition of plant and equipment.

(d)	Foreign exchange and interest rate risk

Information about the Group’s and the parent entity’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in note 28.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
7.	Current assets – Trade and other receivables (continued)
(e)	Fair value and credit risk

Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. Refer to note 28 for more information on the risk management policy of the Group and the credit quality of the entity’s trade receivables.
8.	Current assets – Inventories

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Raw materials — at cost	48	61	48	61
Work-in-progress — at cost	10	15	10	15
Finished goods — at cost	38	3	36	3

	96	79	94	79

9.	Non-current assets – Receivables

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Other receivables (note (a))	1,377	385	1,372	378
Prepayments	149	216	149	216

	1,526	601	1,521	594

(a)	Other receivables

Other receivables primarily represent cash held at bank to cover bank guarantee facilities related to operating leases, corporate credit card and local payment clearing house facilities.

(b)	Fair value

The carrying amount of the non-current receivables approximates their fair value.

(c)	Risk exposure

Information about the Group’s and the parent entity’s exposure to credit risk, foreign exchange and interest rate risk is provided in note 28.
10.	Non-current assets – Other financial assets

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Shares in subsidiaries (note 23)	—	—	—	—
Other	39	—	39	—

	39	—	39	—

The amount of the shares held in subsidiaries is $13 which has been rounded to $Nil for the purposes of disclosure. This is stated at cost.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
11.	Non-current assets – Plant and equipment

	Plant and	Computer	Leasehold
Consolidated	equipment	equipment	improvements	Total
	$’000	$’000	$’000	$’000

At 1 July 2006
Cost	4,532	435	162	5,129
Accumulated depreciation and impairment	(1,683)	(106)	(135)	(1,924)

Net book amount	2,849	329	27	3,205

Year ended 30 June 2007
Opening net book amount	2,849	329	27	3,205
Additions	808	182	192	1,182
Disposals	(74)	(1)	—	(75)
Depreciation charge	(631)	(109)	(51)	(791)

Closing net book amount	2,952	401	168	3,521

At 30 June 2007
Cost	5,223	614	354	6,191
Accumulated depreciation and impairment	(2,271)	(213)	(186)	(2,670)

Net book amount	2,952	401	168	3,521

Year ended 30 June 2008
Opening net book amount	2,952	401	168	3,521
Additions	172	170	670	1,012
Disposals	—	(7)	—	(7)
Depreciation charge	(610)	(149)	(99)	(858)

Closing net book amount	2,514	415	739	3,668

At 30 June 2008
Cost	5,395	768	1,024	7,187
Accumulated depreciation and impairment	(2,881)	(353)	(285)	(3,519)

Net book amount	2,514	415	739	3,668

(a)	Assets in the course of construction

The carrying amount of the assets disclosed above include the following expenditure recognised in relation to plant and equipment which is in the course of construction:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Leasehold improvements	632	—	632	—

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
12.	Non-current assets – Intangible assets

Consolidated and parent	Patents	Trademarks	Software	Total
	$’000	$’000	$’000	$’000

At 1 July 2006
Cost	1,574	59	144	1,777
Accumulated amortisation and impairment	(576)	—	(6)	(582)

Net book amount	998	59	138	1,195

Year ended 30 June 2007
Opening net book amount	998	59	138	1,195
Additions	34	6	152	192
Amortisation charge	(92)	(3)	(53)	(148)

Closing net book amount	940	62	237	1,239

At 30 June 2007
Cost	1,608	65	296	1,969
Accumulated amortisation and impairment	(668)	(3)	(59)	(730)

Net book amount	940	62	237	1,239

Year ended 30 June 2008
Opening net book amount	940	62	237	1,239
Additions	16	35	103	154
Amortisation charge	(95)	(3)	(68)	(166)

Closing net book amount	861	94	272	1,227

At 30 June 2008
Cost	1,624	100	399	2,123
Accumulated amortisation and impairment	(763)	(6)	(127)	(896)

Net book amount	861	94	272	1,227

13.	Current liabilities – Trade and other payables

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Trade payables	516	2,654	488	2,625
Other payables (note (a))	5,193	3,290	4,918	3,113
Trade payables to subsidiaries	—	—	250	207

	5,709	5,944	5,656	5,945

(a)	Other payables

Other payables include accruals for annual leave. The entire obligation is presented as current, since the Group does not have an unconditional right to defer settlement.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
13.	Current liabilities – Trade and other payables (continued)
(b)	Risk exposure

Information about the Group’s and the parent entity’s exposure to foreign exchange risk is provided in note 28.
14.	Current liabilities – Other liabilities

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Deferred government research grants	—	6	—	6

15.	Non-current liabilities – Provisions

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Employee benefits — long service leave	188	115	188	115

16.	Contributed equity

		Parent entity		Parent entity
	Notes	2008	2007	2008	2007
		Shares	Shares	$’000	$’000
(a) Share capital

Ordinary shares	(b),(c)
Fully paid		194,514,762	177,949,217	194,680	135,108

Movements in ordinary share capital:

		Number of
Date	Details	shares	Issue price	$’000

1 July 2006	Opening balance	176,903,592		134,745
19 July 2006	Exercise of employee options	56,000	$0.3125	18
19 July 2006	Exercise of employee options	1,500	$1.7900	3
4 September 2006	Exercise of employee options	10,000	$0.3125	3
19 October 2006	Exercise of employee options	60,000	$0.1250	7
19 October 2006	Exercise of employee options	160,000	$0.3125	50
19 October 2006	Exercise of employee options	25,000	$1.7900	45
6 November 2006	Exercise of employee options	10,000	$0.3125	3
27 November 2006	Exercise of employee options	2,500	$1.1470	3
27 November 2006	Exercise of employee options	10,000	$0.3125	3
27 November 2006	Exercise of employee options	1,500	$1.7900	3
7 December 2006	Exercise of employee options	1,875	$1.7900	3
7 December 2006	Exercise of employee options	110,000	$0.3125	34
7 December 2006	Exercise of employee options	2,500	$0.8340	2
7 December 2006	Exercise of employee options	1,250	$1.7900	2
16 January 2007	Exercise of employee options	3,000	$1.7900	5
23 January 2007	Exercise of employee options	1,500	$1.7900	3

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
16.	Contributed equity (continued)

Movements in ordinary share capital:

		Number of
Date	Details	shares	Issue price	$’000
26 February 2007	Exercise of employee options	5,000	$0.8340	4
18 April 2007	Exercise of employee options	12,000	$0.3125	4
23 April 2007	Exercise of employee options	300,000	$0.3125	94
5 June 2007	Exercise of employee options	12,000	$0.3125	4
19 June 2007	Exercise of employee options	150,000	$0.3125	47
21 June 2007	Exercise of employee options	60,000	$0.1250	7
29 June 2007	Exercise of employee options	50,000	$0.3125	16

1 July 2007	Opening balance	177,949,217		135,108
19 July 2007	Exercise of employee options	72,000	$0.3125	22
19 July 2007	Exercise of employee options	5,000	$1.7900	9
19 July 2007	Exercise of employee options	2,500	$1.9170	5
28 September 2007	Exercise of employee options	3,750	$1.7900	7
16 October 2007	Share Placement	12,820,513	$3.9000	50,000
1 November 2007	Exercise of employee options	10,000	$2.1940	22
1 November 2007	Exercise of employee options	2,500	$1.9170	5
9 November 2007	Exercise of employee options	400,000	$0.3125	125
9 November 2007	Exercise of employee options	160,000	$0.3125	50
16 November 2007	Share Purchase Plan	2,999,074	$3.9000	11,695
20 November 2007	Exercise of employee options	1,876	$1.7900	3
20 November 2007	Exercise of employee options	875	$1.9170	2
20 November 2007	Exercise of employee options	2,250	$2.0340	4
20 December 2007	Exercise of employee options	10,000	$1.7900	18
20 December 2007	Exercise of employee options	48,957	$1.9170	94
8 February 2008	Exercise of employee options	15,000	$1.1470	17
8 February 2008	Exercise of employee options	3,750	$1.7900	7
8 February 2008	Exercise of employee options	1,250	$1.9170	2
29 February 2008	Exercise of employee options	1,250	$1.8918	2
4 March 2008	Exercise of employee options	5,000	$0.8340	4
	Less: Transaction costs on share issues			(2,521)

		194,514,762		194,680

(b) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Options

Information relating to the Pharmaxis Employee Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year, is set out in note 29.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
16.	Contributed equity (continued)
(d) Capital risk management

The Group’s and the parent entity’s objectives when managing capital are to safeguard their ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

The Group uses only equity to finance its projects. In order to maintain or adjust the capital structure, the Group may issue new shares.
17.	Reserves and accumulated losses
(a)	Reserves

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Share-based payments reserve	7,443	4,009	7,443	4,009
Foreign currency translation reserve	(4)	—	—	—

	7,439	4,009	7,443	4,009

Share-based payments reserve
Balance 1 July	4,009	2,521	4,009	2,521
Option expense	3,434	1,488	3,434	1,488

Balance 30 June	7,443	4,009	7,443	4,009

Foreign currency translation reserve

Balance 1 July	—	1	—	—
Currency translation differences arising during the year	(4)	(1)	—	—

Balance 30 June	(4)	—	—	—

(b)	Accumulated losses

Movements in accumulated losses were as follows:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Balance 1 July	(62,558)	(38,379)	(62,652)	(38,398)
Net loss for the year	(20,440)	(24,179)	(20,556)	(24,254)

Balance 30 June	(82,998)	(62,558)	(83,208)	(62,652)

(c)	Nature and purpose of reserves

(i)	Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options granted.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(d).

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
18.	Key management personnel disclosures
(a)	Key management personnel compensation

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Short-term employee benefits	2,235,880	1,998,784	2,235,880	1,998,784
Post-employment benefits	156,613	143,680	156,613	143,680
Long-term benefits	70,445	30,311	70,445	30,311
Share-based payments	1,997,655	1,032,982	1,997,655	1,032,982

	4,460,593	3,205,757	4,460,593	3,205,757

The company has taken advantage of the relief provided by Corporations Regulations and has transferred the detailed remuneration disclosures to the Directors’ report. The relevant information can be found in the remuneration report section of the Directors’ Report.

(b)	Equity instrument disclosures relating to key management personnel

(i)	Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report section of the Directors’ Report.

(ii)	Option holdings

The number of options over ordinary shares in the company held during the financial year by each director of Pharmaxis Ltd and other key management personnel of the Group, including their personally related parties, are set out below.
2008

		Granted		Other		Vested and
	Balance at	during the	Exercised	changes	Balance at	exercisable at
	the start of	year as	during the	during the	the end of	the end of the
Name	the year	compensation	year	year	the year	year
Directors of Pharmaxis Ltd
DM Hanley	1,120,000	—	—	—	1,120,000	1,110,000
AD Robertson	2,380,000	300,000	—	—	2,680,000	2,342,500
CPH Kiefel (i)	68,957	—	(58,957)	(10,000)	—	—
MJ McComas	240,000	—	—	—	240,000	235,000
PC Farrell	220,000	—	—	—	220,000	120,000
J Villiger	—	200,000	—	—	200,000	100,000
Other key management personnel of the Group
JF Crapper	560,000	250,000	—	—	810,000	547,500
IA McDonald	320,000	250,000	—	—	570,000	290,000
B Charlton	1,060,000	250,000	(400,000)	—	910,000	643,750
DM McGarvey	1,160,000	250,000	—	—	1,410,000	1,147,500
GJ Phillips	705,000	250,000	—	—	955,000	691,250

(i)	CPH Kiefel resigned as a Director on 19th December 2007.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
18.	Key management personnel disclosures (continued)
2007

		Granted		Other		Vested and
	Balance at	during the	Exercised	changes	Balance at	exercisable at
	the start of	year as	during the	during the	the end of	the end of the
Name	the year	compensation	year	year	the year	year
Directors of Pharmaxis Ltd
DM Hanley	1,080,000	40,000	—	—	1,120,000	1,100,000
AD Robertson	2,230,000	150,000	—	—	2,380,000	2,192,500
CPH Kiefel	220,000	48,957	(200,000)	—	68,957	58,957
MJ McComas	220,000	20,000	—	—	240,000	230,000
PC Farrell	—	220,000	—	—	220,000	70,000
J Villiger	—	—	—	—	—	—
Other key management personnel of the Group
JF Crapper	760,000	100,000	(300,000)	—	560,000	435,000
IA McDonald	220,000	100,000	—	—	320,000	160,000
B Charlton	1,065,000	105,000	(110,000)	—	1,060,000	928,750
DM McGarvey	1,060,000	100,000	—	—	1,160,000	1,035,000
GJ Phillips	605,000	100,000	—	—	705,000	577,500
(iii)	Share holdings

The numbers of shares in the company held during the financial year by each director of Pharmaxis Ltd and other key management personnel of the Group, including their close family members, are set out below. (Close members of the family of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity).
2008

		Received
	Balance at	during the year
	the start of	on the exercise	Other changes	Balance at the
Name	the year	of options	during the year	end of the year
Directors of Pharmaxis Ltd
Ordinary shares
DM Hanley	784,661	—	5,126	789,787
AD Robertson	100,000	—	—	100,000
CPH Kiefel	200,000	58,957	(258,957)	—
MJ McComas	139,999	—	—	139,999
P Farrell	101,645	—	—	101,645
J Villiger	—	—	—	—
Other key management personnel of the Group
Ordinary shares
JF Crapper	2,000	—	—	2,000
IA McDonald	—	—	—	—
B Charlton	20,000	400,000	—	420,000
DM McGarvey	45,000	—	—	45,000
GJ Phillips	6,664	—	—	6,664

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
18.	Key management personnel disclosures (continued)
2007

		Received
	Balance at	during the year
	the start of	on the exercise	Other changes	Balance at the
Name	the year	of options	during the year	end of the year
Directors of Pharmaxis Ltd
Ordinary shares
DM Hanley	774,661	—	10,000	784,661
AD Robertson	100,000	—	—	100,000
CPH Kiefel	200,000	200,000	(200,000)	200,000
MJ McComas	139,999	—	—	139,999
P Farrell	101,645	—	—	101,645
J Villiger	—	—	—	—
Other key management personnel of the Group
Ordinary shares
JF Crapper	2,000	300,000	(300,000)	2,000
IA McDonald	—	—	—	—
B Charlton	660,000	110,000	(750,000)	20,000
DM McGarvey	45,000	—	—	45,000
GJ Phillips	6,664	—	—	6,664
(c)	Other transactions with key management personnel
There were no other transactions with key management personnel during the year ended 30 June 2008.
19.	Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$

(a) Audit services

PricewaterhouseCoopers Australian firm
Audit and review of financial reports	313,420	262,765	313,420	262,765
Non-PricewaterhouseCoopers audit firm for the audit of the financial report of Pharmaxis Pharmaceuticals Limited	16,841	20,104	—	—

Total remuneration for audit services	330,261	282,869	313,420	262,765

(b) Audit-related services

PricewaterhouseCoopers Australian firm
Review of the December 2006 US GAAP interim financial statements including December 2005 comparatives for the filing of the shelf F-3 document	—	22,175	—	22,175
Sarbanes Oxley readiness and related reviews	—	61,592	—	61,592
Related practices of PricewaterhouseCoopers Australian firm
Review of Shelf F-3 document		—	61,542	61,542

Total remuneration for audit-related services	—	145,309	—	145,309

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
19. Remuneration of auditors (continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$

(c) Other services

Review of government research grant claims	5,800	6,500	5,800	6,500
IT Infrastructure review	15,372	—	15,372	—

Total remuneration for other services	21,172	6,500	21,172	6,500

(d) Tax services

PricewaterhouseCoopers Australian firm
International tax consulting and tax advice	11,780	9,986	11,780	9,986
Tax compliance services	12,000	12,000	12,000	12,000

Total remuneration for tax services	23,780	21,986	23,780	21,986

20.	Contingent liabilities

The parent entity and Group had contingent liabilities at 30 June 2008 in respect of:

Government grants

The company has received three separate Australian Government research grants under the R&D START Program, all three of which have been completed. The Government may require the company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:
a)	the company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

b)	upon termination of a grant due to breach of agreement or insolvency.
The company continues the development and commercialisation of all three projects funded by the START Program. The total amount received under the START Program at 30 June 2008 was $4,707,817 (2007: $4,707,817).

The company received $1,263,018 (2007: $1,954,592) under the Australian Government’s Pharmaceuticals Partnerships Program (“P3”) during the financial year. The Government may require the company to repay all or some of the amount of the grant together with interest in any of the following circumstances:
a)	the Government determines that expenditure claimed on research projects do not meet the P3 guidelines; or

b)	upon termination of the grant due to breach of agreement, change in control of the company or insolvency.
Guarantees

The company’s bankers have issued bank guarantees of $1,115,203 in relation to rental bond deposits for which no provision has been made in the accounts. These bank guarantees are secured by security deposits held at the bank.

The company’s bankers have issued a bank guarantee of GBP40,000 in relation to corporate credit card facilities provided by an overseas affiliate of the banker to Pharmaxis Pharmaceuticals Limited. This bank guarantee is secured by a deposit held at the bank.

The company’s bankers have issued a bank guarantee of USD100,000 in relation to corporate credit card and local payment clearing house facilities provided by an overseas affiliate of the banker to Pharmaxis, Inc. This bank guarantee is secured by a deposit held at the bank.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
21.	Commitments
(a)	Capital Commitments
Capital expenditure contracted for at the reporting date but not recognised as liabilities is as follows:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Building Fit-out
Payable: Within one year	7,188	—	7,188	—

Plant and equipment
Payable: Within one year	2,126	85	2,126	85

(b) Lease Commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	464	401	444	401
Later than one year but not later than five years	728	1,071	728	1,071

	1,192	1,472	1,172	1,472

(i) Operating leases
The Group leases various offices under non-cancellable operating leases expiring within one to five years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.
(ii) Other commitments
The company has in place a number of contracts with consultants and contract research organisations in relation to its research and development activities. The terms of these contracts are for relatively short periods of time and allow for the contracts to be terminated with relatively short notice periods. The actual committed expenditure arising under these contracts is therefore not material.
(iii) New Facility
The company has entered into an agreement concerning the lease of a custom designed manufacturing, warehousing, research and office facility of approximately 75,000 square feet. The facility is being constructed to our specifications. Once the building is completed to specification according to the terms of the agreement, the lease commences. It will have a term of 15 years, with two options to renew of a further five years each and the option to break the lease at ten years but with financial penalties attached. The initial minimum annual rental under the agreement is $1.46 million, increasing each year for the term of the agreement by 3.25%. This minimum rental may increase as the result of variations to the building specifications required by us during its construction, or decrease as a result of the incentive owing to us under the agreement. The incentive may be used for building variations, building fitout or rent reduction.
22.	Related party transactions
(a)	Parent entities

The parent entity within the Group is Pharmaxis Ltd (incorporated in Australia).

(b)	Subsidiaries

Interests in subsidiaries are set out in note 23.

(c)	Key management personnel

Disclosures relating to key management personnel are set out in note 18.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
22.	Related party transactions (continued)
(d)	Transactions with related parties

The following transactions occurred with related parties:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$

Marketing, clinical and administration services expenditure paid to subsidiaries	—	—	2,592,796	1,157,829
(e)	Outstanding balances arising from transactions

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$

Current payables

Subsidiaries	—	—	250,006	206,622
(f)	Terms and conditions
All transactions were made on normal commercial terms and conditions and at market rates pursuant to a Contract for Services. Under the contract the parent entity is required to pay for services within 30 days of receipt, with interest penalty clauses applying after 90 days.

Outstanding balances are unsecured and are repayable in cash.
23.	Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(b):

	Country of	Class of	Equity holding
Name of entity	incorporation	shares	2008	2007
			%	%
Pharmaxis Pharmaceuticals Limited	United Kingdom	Ordinary	100	100
Pharmaxis, Inc.	United States	Ordinary	100	—
Pharmaxis, Inc. was incorporated on 6th November 2007. Its results have been consolidated from this date.
24.	Events occurring after the balance sheet date

No matter or circumstance has arisen since 30 June 2008 that has significantly affected, or may significantly affect:
(a)	the company’s operations in future financial years, or

(b)	the results of those operations in future financial years, or

(c)	the company’s state of affairs in future financial years.
25.	Financial reporting by segments

The company operates predominantly in one industry. The principal activities of the company are the research, development and commercialisation of pharmaceutical products.

The company operates in a number of geographical areas. The operations in overseas jurisdictions are in the early days of establishment and currently do not have a material impact on the overall group operations.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
26. Reconciliation of loss after income tax to net cash outflows from operating activities

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

Loss for the year	(20,440)	(24,179)	(17,733)	(20,556)	(24,254)
Depreciation and impairment of plant & equipment	858	791	804	848	788
Amortisation and impairment of intangibles	166	148	143	166	148
Non-cash employee benefits expense — share-based payments	3,434	1,488	1,124	3,434	1,488
Net loss on disposal of non-current assets	6	24	40	6	14
Change in operating assets and liabilities
Increase in trade receivables	(188)	(27)	(7)	(176)	(27)
(Increase) / decrease in inventories	(17)	21	(100)	(15)	21
(Increase) / decrease in other operating assets	(2,508)	327	(956)	(2,493)	334
(Decrease) / increase in trade payables	(2,138)	1,841	56	(2,137)	1,812
Increase / (decrease) in other operating liabilities	1,904	(1,183)	2,817	1,842	(1,174)
Increase in other provisions	73	52	37	73	52

Net cash outflow from operating activities	(18,850)	(20,697)	(13,775)	(19,008)	(20,798)

27.	Earnings per share

	Consolidated
	2008	2007
	Cents	Cents

(a) Basic earnings per share

Loss attributable to the ordinary equity holders of the company	(10.8)	(13.6)

(b) Diluted earnings per share

Loss attributable to the ordinary equity holders of the company	(10.8)	(13.6)

(c) Weighted average number of shares used as the denominator

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings / (loss) per share	189,335,187	177,285,390

(d) Information concerning the classification of option securities
Options granted to employees under the Pharmaxis Ltd Employee Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Given the entity is currently loss making, the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation. Details relating to the options are set out in note 29.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
28.	Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The Group uses different methods to measure different types of risks to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks and aging analysis for credit risk.

Risk management is carried out by the Chief Financial Officer under policies approved by the Board of Directors. The Board provides written principles of overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and investment of excess liquidity.

The Group and the parent entity hold the following financial instruments:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Financial assets
Cash and cash equivalents	111,842	76,182	111,650	76,095
Trade and other receivables	6,651	1,026	6,617	1,020
Receivables	1,526	601	1,521	594
Other financial assets	39	—	39	—

	120,058	77,809	119,827	77,709

Financial liabilities
Trade and other payables	5,709	5,944	5,656	5,945
Other liabilities	—	6	—	6

	5,709	5,950	5,656	5,951

(a)	Market risk

(i)	Foreign exchange risk

The Group and the parent entity operate internationally but are only exposed to minimal foreign exchange risk arising from various currency exposures.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group’s exposure to foreign currency risk at the reporting date was as follows:

	30 June 2008			30 June 2007
	USD	GBP	EUR	USD	GBP	EUR
	$’000	$’000	$’000	$’000	$’000	$’000

Cash and cash equivalents	9	9	83	71	157	16
Trade receivables	—	—	103	13	—	—
Prepayments	—	—	1,498	—	—	—
Other receivables	104	83	1,498	—	95	—
Trade payables	98	30	25	599	632	154
Other payables	288	736	1,591	501	254	134
The carrying amounts of the parent entity’s financial assets and liabilities are denominated in Australian dollars except as set out below:

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
28.	Financial risk management (continued)

	30 June 2008			30 June 2007
	USD	GBP	EUR	USD	GBP	EUR
	$’000	$’000	$’000	$’000	$’000	$’000

Cash and cash equivalents	9	9	83	71	157	16
Trade receivables	—	—	103	13	—	—
Prepayments	—	—	1,498	—	—	—
Other receivables	104	83	1,498	—	95	—
Trade payables	98	30	25	599	632	154
Other payables	288	736	1,591	501	254	134
Trade payables to subsidiaries	10	240	—	—	207	—
Group sensitivity

Based on the financial instruments held at 30 June 2008, had the Australian dollar weakened/strengthened by 10% against the EUR dollar with all other variables held constant, the Group’s and parent entity post-tax loss for the year would have been $142,000 higher/$157,000 lower (2007 USD: $96,000 higher/$106,000 lower), mainly as a result of foreign exchange gains/losses on translation of EUR dollar denominated financial assets/liabilities as detailed in the above table. The Group’s and parent entity exposure to other foreign exchange movements is not material.

(ii)	Cash flow and fair value interest rate risk

The Group’s main interest exposure arises from bank accepted commercial bills held.

As at the reporting date, the Group had the following cash profile:

	30 June 2008		30 June 2007
	Weighted		Weighted
	average interest		average interest
	rate	Balance	rate	Balance
	%	$’000%		$’000
Cash and cash equivalents	6.0%	2,102	5.1%	2,687
Bank accepted commercial bills	7.7%	109,740	6.3%	73,495
Other receivables	5.3%	2,921	5.0%	385
Group sensitivity

The Group’s and parent entity’s main interest rate risk arises from cash and cash equivalents. At 30 June 2008, if interest rates had changed by +/- 80 basis points from the year-end rates with all other variables held constant, post-tax loss for the year would have been $918,060 lower/higher (2007 – change of 60 bps: $612,534 lower/higher), mainly as a result of higher/lower interest income from cash and cash equivalents.

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independent rated parties with a minimum short term money market rating of ‘A1+’ and a long term credit rating of ‘AA’ are accepted. Credit risk on bank accepted bills is further managed by spreading these bills across three major Australian banks.

Customer credit risk is managed by the establishment of credit limits. The compliance with credit limits by customers is regularly monitored by management, as is the ageing analysis of receivable balances.

The maximum exposure to credit risk at the reporting date is the carrying amount of the financial assets as summarised in note 7 and note 9.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
28.	Financial risk management (continued)
The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Cash and cash equivalents
A1+	111,842	76,182	111,650	76,095

Other receivables
AA+	290	279	290	279
AA	2,623	95	2,623	95
Not rated	8	11	3	4

	2,921	385	2,916	378

Other receivables primarily represent cash held at bank to cover a letter of credit facility for the acquisition of plant and equipment and bank guarantee facilities related to operating leases, corporate credit card and local payment clearing house facilities.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets with short term maturity profiles.

Maturities of financial liabilities

The Group and parent entities financial liabilities are limited to non-derivative, non-interest bearing liabilities disclosed in note 13. These liabilities have less than 6 months maturity based on the remaining period at the reporting date to the contractual maturity date.

(d)	Fair value estimation

The fair value of financial assets and liabilities must be estimated for recognition and measurement or for disclosure purposes.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities are assumed to approximate their fair values due to their short-term nature.
29.	Share-based payments
(a)	Employee Option Plan
The Pharmaxis Employee Option Plan (“EOP”) was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration and vest equally over a four year period. Once vested, the options remain exercisable for up to 10 years from the grant date or termination of employment (whichever is earlier). For options granted after 1 January 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives.

Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
29.	Share-based payments (continued)

The exercise price is set by the Board. Before the company listed on the Australian Stock Exchange in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. From listing until 31 August 2006 the exercise price was set as the average closing price of Pharmaxis Ltd shares on the Australian Securities Exchange on the 5 business days prior to the grant of the options. From 1 September 2006 the exercise price is set as the average of the volume weighted average price of Pharmaxis Ltd shares on the Australian Securities Exchange on the 5 business days prior to the grant of options.

Set out below are details of options exercised during the year and number of shares issued to employees on the exercise of options.

Year ended 2008			Year ended 2007
	Fair value of			Fair value of
	shares at issue			shares at issue
Exercise date	date	Number	Exercise date	date	Number

19 July 2007	$3.55	72,000	19 July 2006	$1.75	56,000
19 July 2007	$3.55	5,000	19 July 2006	$1.75	1,500
19 July 2007	$3.55	2,500	4 September 2006	$2.04	10,000
28 September 2007	$4.05	3,750	19 October 2006	$2.70	60,000
1 November 2007	$4.44	10,000	19 October 2006	$2.70	160,000
1 November 2007	$4.44	2,500	19 October 2006	$2.70	25,000
9 November 2007	$4.39	400,000	6 November 2006	$2.91	10,000
9 November 2007	$4.39	160,000	27 November 2006	$3.32	2,500
20 November 2007	$4.28	1,876	27 November 2006	$3.32	10,000
20 November 2007	$4.28	875	27 November 2006	$3.32	1,500
20 November 2007	$4.28	2,250	7 December 2006	$3.08	1,875
20 December 2007	$4.12	10,000	7 December 2006	$3.08	110,000
20 December 2007	$4.12	48,957	7 December 2006	$3.08	2,500
8 February 2008	$3.20	15,000	7 December 2006	$3.08	1,250
8 February 2008	$3.20	3,750	16 January 2007	$2.99	3,000
8 February 2008	$3.20	1,250	23 January 2007	$3.00	1,500
29 February 2008	$2.60	1,250	26 February 2007	$3.32	5,000
4 March 2008	$2.47	5,000	18 April 2007	$3.60	12,000
			23 April 2007	$3.46	300,000
			5 June 2007	$3.45	12,000
			19 June 2007	$3.30	150,000
			21 June 2007	$3.26	60,000
			29 June 2007	$3.30	50,000

		745,958			1,045,625

The fair value of shares issued on the exercise of options is the closing price at which the company’s shares were traded on the Australian Stock Exchange on the day of the exercise of the options.
There were 8,413,250 vested options at 30 June 2008 (7,826,645 at 30 June 2007). There are no options under escrow (Nil at 30 June 2007). Set out below are summaries of options granted under the plan:

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
29. Share-based payments (continued)

			Balance at	Granted	Exercised	Forfeited	Balance at	Vested at
		Exercise	start of the	during the	during	during the	end of the	end of the
Grant Date	Expiry date	price	year	year	the year	year	year	year
			Number	Number	Number	Number	Number	Number
Consolidated and parent entity - 2008
1 Dec 1999	30 Nov 2009	$0.1250	1,120,000	—	—	—	1,120,000	1,120,000
1 Sept 2001	30 August 2011	$0.3125	640,000	—	—	—	640,000	640,000
2 Dec 2001	30 Nov 2011	$0.1250	100,000	—	—	—	100,000	100,000
12 May 2003	30 June 2012	$0.3125	3,122,000	—	632,000	—	2,490,000	2,490,000
12 May 2003	30 Nov 2012	$0.3125	480,000	—	—	—	480,000	480,000
12 May 2003	30 April 2013	$0.3125	16,000	—	—	—	16,000	16,000
1 July 2003	30 June 2013	$0.3125	360,000	—	—	—	360,000	360,000
4 July 2003	3 July 2013	$0.3125	200,000	—	—	—	200,000	200,000
9 Dec 2003	30 Nov 2013	$0.3760	500,000	—	—	—	500,000	500,000
25 April 2004	24 April 2014	$0.5080	22,500	—	—	—	22,500	22,500
4 June 2004	3 June 2014	$0.4260	15,000	—	—	—	15,000	15,000
2 Feb 2005	1 Feb 2015	$0.8340	240,000	—	5,000	—	235,000	190,000
12 May 2005	11 May 2015	$1.1470	320,000	—	15,000	15,000	290,000	230,000
5 Aug 2005	4 August 2015	$1.7900	800,000	—	24,376	20,624	755,000	566,250
17 Oct 2005	16 Oct 2015	$2.7720	70,000	—	—	—	70,000	52,500
13 Feb 2005	12 Feb 2016	$2.1940	270,000	—	10,000	15,000	245,000	122,500
1 June 2006	31 May 2016	$2.0340	96,500	—	2,250	6,750	87,500	43,750
15 Aug 2006	14 Aug 2016	$1.9170	627,250	—	7,125	15,875	604,250	302,125
26 Oct 2006	14 Aug 2016	$1.9170	278,957	—	48,957	—	230,000	155,000
20 Sept 2006	19 Sept 2016	$1.8918	47,500	—	1,250	3,750	42,500	21,250
26 Oct 2006	15 Mar 2016	$2.0680	200,000	—	—	—	200,000	100,000
14 Dec 2006	13 Dec 2016	$3.0710	72,500	—	—	27,500	45,000	22,500
18 Jun 2007	17 Jun 2017	$3.3155	237,500	—	—	45,000	192,500	48,125
10 Aug 2007	9 Aug 2017	$3.3890	—	1,736,000	—	119,000	1,617,000	404,250
5 Nov 2007	9 Aug 2017	$3.3890	—	150,000	—	—	150,000	37,500
5 Nov 2007	14 Nov 2016	$3.2258	—	200,000	—	—	200,000	100,000
6 Nov 2007	5 Nov 2017	$4.2900	—	527,000	—	10,000	517,000	73,000
14 Dec 2007	13 Dec 2017	$4.1373	—	6,000	—	2,000	4,000	1,000
8 Feb 2008	7 Feb 2018	$3.2666	—	18,500	—	—	18,500	—
11 Apr 2008	10 Apr 2018	$2.1135	—	16,000	—	—	16,000	—
23 June 2008	22 June 2018	$1.5990	—	73,500	—	—	73,500	—

Total			9,835,707	2,727,000	745,958	280,499	11,536,250	8,413,250

Weighted average exercise price			$0.823	$3.496	$0.535	$2.946	$1.422	$0.843

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
29.	Share-based payments (continued)

			Balance at	Granted	Exercised	Forfeited	Balance at	Vested at
		Exercise	start of the	during the	during	during the	end of the	end of the
Grant Date	Expiry date	price	year	year	the year	year	year	year
			Number	Number	Number	Number	Number	Number
Consolidated and parent entity - 2007
1 Dec 1999	30 Nov 2009	$0.1250	1,120,000	—	—	—	1,120,000	1,120,000
1 July 2000	30 June 2010	$0.1250	60,000	—	60,000	—	—	—
1 Sept 2001	30 August 2011	$0.3125	640,000	—	—	—	640,000	640,000
2 Dec 2001	30 Nov 2011	$0.1250	160,000	—	60,000	—	100,000	100,000
12 May 2003	30 June 2012	$0.3125	3,502,000	—	380,000	—	3,122,000	3,122,000
12 May 2003	30 Nov 2012	$0.3125	480,000	—	—	—	480,000	480,000
12 May 2003	30 April 2013	$0.3125	216,000	—	200,000	—	16,000	16,000
1 July 2003	30 June 2013	$0.3125	660,000	—	300,000	—	360,000	360,000
4 July 2003	3 July 2013	$0.3125	200,000	—	—	—	200,000	200,000
9 Dec 2003	30 Nov 2013	$0.3760	500,000	—	—	—	500,000	500,000
25 April 2004	24 April 2014	$0.5080	22,500	—	—	—	22,500	15,000
4 June 2004	3 June 2014	$0.4260	15,000	—	—	—	15,000	11,250
2 Feb 2005	1 Feb 2015	$0.8340	255,000	—	7,500	7,500	240,000	147,500
12 May 2005	11 May 2015	$1.1470	330,000	—	2,500	7,500	320,000	185,000
5 Aug 2005	4 August 2015	$1.7900	954,500	—	35,625	118,875	800,000	400,000
17 Oct 2005	16 Oct 2015	$2.7720	155,000	—	—	85,000	70,000	35,000
13 Feb 2005	12 Feb 2016	$2.1940	310,000	—	—	40,000	270,000	67,500
1 June 2006	31 May 2016	$2.0340	111,500	—	—	15,000	96,500	24,125
15 Aug 2006	14 Aug 2016	$1.9170	—	649,500	—	22,250	627,250	156,813
26 Oct 2006	14 Aug 2016	$1.9170	—	278,957	—	—	278,957	166,457
20 Sept 2006	19 Sept 2016	$1.8918	—	72,500	—	25,000	47,500	11,875
26 Oct 2006	15 Mar 2016	$2.0680	—	200,000	—	—	200,000	50,000
14 Dec 2006	13 Dec 2016	$3.0710	—	80,000	—	7,500	72,500	18,125
18 Jun 2007	17 Jun 2017	$3.3155	—	237,500	—	—	237,500	—
Total			9,691,500	1,518,457	1,045,625	328,625	9,835,707	7,826,645
Weighted average exercise price			$0.597	$2.215	$0.347	$2.113	$0.823	$0.512
There were 280,499 options forfeited during 2008 (328,625 options during 2007).
The weighted average remaining contractual life of share options outstanding at the end of the period was 5.92 years (2007 – 6.01 years).
Fair value of options granted
The assessed fair value at grant date of options granted during the year ended 30 June 2008 is detailed in the table below. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the weighted average share price at grant date and expected price volatility of the underlying share and the risk free interest rate for the term of the option.
The model inputs for options granted during the year ended 30 June 2008 are as follows:

Pharmaxis Ltd
Notes to the financial statements
30 June 2008
(continued)
29.	Share-based payments (continued)

				Time to		Annual
	No. of options	Exercise		expiration	Volatility	interest	Option
Grant date	granted	Price	Share Price	(days)	(%)	rate (%)	value

Consolidated and parent entity - 2008
10 Aug 2007	1,736,000	$3.3890	$3.3890	2,190	40.81	6.14	$1.6678
5 Nov 2007	150,000	$3.3890	$3.3890	2,190	40.81	6.14	$1.6932
5 Nov 2007	200,000	$3.2258	$3.2258	2,190	40.81	6.14	$1.6117
6 Nov 2007	527,000	$4.2900	$4.2900	2,190	40.81	6.55	$2.1434
14 Dec 2007	6,000	$4.1373	$4.1373	2,190	40.81	6.55	$2.0671
8 Feb 2008	18,500	$3.2666	$3.2666	2,190	40.81	6.38	$1.6404
11 Apr 2008	16,000	$2.1135	$2.1135	2,190	40.81	6.15	$1.0523
23 June 2008	73,500	$1.5990	$1.5990	2,190	50.00	6.70	$0.9045

	2,727,000

Consolidated and parent entity - 2007
15 Aug 2006	649,500	$1.9170	$1.90	3,650	50.00	5.93%	$1.3277
20 Sept 2006	72,500	$1.8918	$1.85	3,650	50.00	5.62%	$1.2993
26 Oct 2006	278,957	$1.9170	$3.00	3,650	50.00	5.73%	$1.3167
26 Oct 2006	200,000	$2.0680	$3.00	3,650	50.00	5.73%	$1.4204
14 Dec 2006	80,000	$3.0710	$3.10	3,650	50.00	5.73%	$2.1093
18 June 2007	237,500	$3.3155	$3.30	3,650	50.00	6.27%	$2.3107

	1,518,457

The options are issued for no consideration.
The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.
(b)	Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Options issued under employee option plan	3,434	1,488	3,434	1,488

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: August 13, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer